July 30, 2010

Ronald A. Fromm
Chief Executive Officer
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, MO

Re: Brown Shoe Company
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 31, 2010
File No. 1-02191

Dear Mr. Fromm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 30, 2010

Exhibits

1. We note that exhibits 10.1, 10.3, 10.11(b), 10.13, 10.16, and 10.17 are missing schedules, attachments or exhibits. Please confirm that you will file these exhibits

in their entirety with your next periodic report as required by Item 601(b)(10) of Regulation S-K.

2. We note that exhibits 10.5f(1) and 10.5f(2), have been filed in the form of the agreement and do not disclose performance targets. Please confirm that you will file the actual agreements once entered into. Please see Instruction 1 to Item 601(b)(10) of Regulation S-K.

3. We note your disclosure on page seven in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

<u>Item 8. Financial Statements and Supplementary Data, page 42</u>

<u>Notes to Consolidated Financial Statements, page 49</u>

<u>5. Retirement and Other Benefit Plans, page 58</u>

<u>Deferred Compensation Plan, page 63</u>

4. We note that your equity compensation plans table on page 88 excludes independent directors' deferred compensation units, which are payable only in cash. In future filings, please also provide disclosure of the deferred compensation plan for non-employee directors, as applicable, or explain to us why you do not believe such disclosure is required. Provide us with the text of your proposed footnote disclosure to be included in future filings.

<u>15. Share-Based Plans, page 74</u>

5. We note that your equity compensation plans table on page 88 excludes restricted stock units granted to independent directors, which are payable only in cash. In future filings, please also provide the minimum disclosure requirements of FASB ASC 718-10-50 (formerly paragraph A240 of SFAS 123R) for the restricted stock units granted to independent directors for each year in which an income statement is provided, as applicable, or explain to us why you do not believe such disclosure is required. Refer to the illustration of disclosures in FASB ASC 718-10-55 (formerly paragraph A241) for additional guidance. Provide us with the text of your proposed disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Ronald A. Fromm, Chief Executive Officer
        Via facsimile to (314) 854-4205